Exhibit (a)(5)(C)

SUMMONS	SUM-100

(CITACION JUDICIAL)

NOTICE TO DEFENDANT:

(AVISO AL DEMANDADO):

ACCREDITED HOME LENDERS HOLDING CO., JAMES A. KONRATH,

JOSEPH J. LYDON, JAMES H. BERGLUND, GARY M. ERICKSON, BOWERS

W. ESPY , JODY A. GUNDERSON, RICHARD T. PRATT and DOES 1-25,

inclusive,

YOU ARE BEING SUED BY PLAINTIFF:

(LO ESTÁ DEMANDANDO EL DEMANDANTE):

JEAN WAN, On Behalf of Herself and All Other Similarly Situated,

FOR COURT USE ONLY (SOLO PARA USO DE LA CORTE) [ILLEGIBLE]

You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form If you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), your county law library, or the courthouse aearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attoney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprorfit groups at the California Legal Services Web site (www.lawhelpcalifornia.org), the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), or by contacting your local court or county bar association.

Tiene 30 DÍAS DE CALENDARIO duspués de que le entreguen esta citación y papeles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una llamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto si desea que procesen su caso en la corte. Es posible que haya un formulario que usted pueda usar para su respuesta. Puede encontrar estos formularios de la corte y más Informacion en el Centro de Ayuda de las Cortes de California (www.courtinfo.ca.gov/selfhelp/espanol/), en la biblioteca de leyes de su condado o en la corte que le quede más cerca. Si no puede pager la cuota de presentación, pida al secretario de la corte que le dé un formulario de exención de pago de cuotas. Si no presenta su respuesta a tiempo, puede perder el caso por incumplimiento y la corte le podrá quitar su sueldo, dinero y bienes sin más advertencia.

Hay otros requisitos legales. Es recomendable que llame a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que cumpla con los requisitos para obtener servicios legales gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Servies, (www.lawhelpcalifornia.org), en el Centro de Ayuda de las Cortes de Califronia, (www.courtinfo.ca.gov/selfhelp/espanol/) o poniéndose en contacto con la corte o el colegio de abogados locales.

The name and address of the court is: (Ei nombre y dirección de la corte es): San Diego Superior court 330 West Broadway San Diego, Ca 92101	CASE NUMBER: (Numoro del Caso):37-2007-00067877 CU BT CTL

The name, address, and telephone number of plaintiff’s attorney, or plaintiff’s without an attorney, is:

(El nombre, la dirección y el númeró de teléfono del abogado del demandante, o del demandante que no tiene abogado, es)

Brain J. Robbins	619/525-3990
Robbins Umeda & Fink, LLP, 610 West Ash Street, Suite 1800, San diego, Ca 92101

DATE:[ILLEGIBLE]	Clerk, by [ILLEGIBLE] , Deputy
(Fecha)	(Secretario) (Adjunto)

(For proof of service of this summons, use Proof of Service of Summons (form POS-010).)

(Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, (POS-010).)

NOTICE TO THE PERSON SERVED: You are served
[SEAL]	1.	☐ as an individual defendant.
	2.	☐ as the person sued under the fictitious name of (specify):

	3.	☒ on behalf of (specify): Accredited Home lenders Holding Co.
		under: ☐ CCP 416.10 (corporation)	☐ CCP 416.60 (minor)
		☐ CCP416.20 (defunct corporation)	☐ CCP 416.70 (conservatee)
		☐ CCP416.40 (association or partnership)	☐ CCP 416.90 (authorized person)
☒ other(specify): un known Entity
	4.	☐ by personal delivery on (date):

Form Adopted for Mandatory Use Judicial Council of California CM-010 [Rev. January 1, 2007]	CIVIL CASE COVER SHEET	Cal. Rules of Court, rules 3.220,3.400-3.403; Standards of Judicial Administration, $19 www.courtinfo.ca.gov www.accesslaw.com

ATTORNEY OR PARTY WITHOUT ATTORNEY (Name, State Bar number, and address):

Brian J. Robbins (190264)

Robbins Umeda & Fink, LLP

610 West Ash Street, Suite 1800

San Diego, CA 92101

TELEPHONE NO.: 619/525-3990                         FAX NO.: 619/525-3991

ATTORNEY FOR (Name): Plaintiff

FOR COURT USE ONLY [ILLEGIBLE]
SUPERIOR COURT OF CALIFORNIA, COUNTY OF San Diego STREET ADDRESS : 330 West Broadway MAILING ADDRESS : CITY AND ZIP CODE : San Diego, CA 92101 BRANCH NAME :
CASE NAME: Jean Wan v. Accredited Home Lenders Holding Co., et al.

CIVIL CASE COVER SHEET		Complex Case Designation		CASE NUMBER: 37-2007-00067877-CU-BT-CTL
☒ Unlimited (Amount demanded exceeds $25,000)	☐ Limited (Amount demanded is $25,000 or less)	☐ Counter	☐ Joinder
		Filed with first appearance by defendant (Cal. Rules of Court, rule 3.402)		JUDGE: DEPT:

Items 1-5 below must be completed (see instructions on page 2).

1. Check one box below for the case type that best describes this case:
AutoTort	Contract	Provisionally Complex Civil Litigation (Cal. Rules of Court, rules 3.400-3.403)
☐ Auto (22)	☐ Breachof contract/warranty (06)
☐ Uninsured motorist (46)	☐ Collections(09)	☐ Antitrust/Traderegulation (03)
Other PI/PD/WD (Persona Injury/Property Damage/Wrongful Death) Tort	☐ Insurancecoverage (18)	☐ Constructiondefect (10)
☐ Asbestos (04)	☐ Othercontract (37)	☐ Masstort (40)
☐ Product liability (24)	Real Property	☐ Securitieslitigation (28)
☐ Medical malpractice (45)	☐ Eminentdomain/Inverse condemnation (14)	☐ Environmental/Toxictort (30)
☐ OtherPI/PD/WD (23)	☐ Wrongfuleviction (33)	☐ Insurancecoverage claims arising from the above listed provisionally complex case types (41)
Non-PI/PD/WD (Other) Tort	☐ Otherreal property (26)	Enforcement of Judgment
☒ Businesstort/unfair business practice (07)	Unlawful Detainer	☐ Enforcementof judgment (20)
☐ Civilrights (08)	☐ Commercial(31)	Miscellaneous Civil Complaint
☐ Defamation(13)	☐ Residential(32)	☐ RICO(27)
☐ Fraud(16)	☐ Drugs(38)	☐ Othercomplaint (not specified above) (42)
☐ Intellectualproperty (19)	Judicial Review	Miscellaneous Civil Petition
☐ Professionalnegligence (25)	☐ Assetforfeiture (05)	☐ Partnershipand corporate governance (21)
☐ Othernon-PI/PD/WD tort (35)	☐ Petitionre: arbitration award (11)	☐ Otherpetition (not specified above) (43)
Employment	☐ Writof mandate (02)
☐ Wrongfultermination (36)	☐ Otherjudicial review (39)
☐ Otheremployment (15)

2.	This case ☒ is ☐ is not complex under rule 3.400 of the California Rules of Court. If the case is complex, mark the factors requiring exceptional judicial management:

a. ☒ Large number of separately represented parties	d. ☒ Large number of witnesses
b. ☒ Extensive motion practice raising difficult or novel Issues that will be time-consuming to resolve	e. ☐ Coordination with related actions pending in one or more courts in other counties, states, or in a federal court
c. ☒ Substantial amount of documentary evidence	f. ☐ Substantial postjudgment judicial supervision
3.	Type of remedies sought (check all that apply):

a. ☐ monetary	b. ☒ nonmonetary; declaratory or injunctive relief	c. ☐ punitive
4.	Number of causes of action (specify): 1
5.	This case ☒ is ☐ is not a class action suit.
6.	if there are any known related cases, file and serve a notice of related case. (You may use form CM-015.)

Date: June 5, 2007

Brian J. Robbins
(TYPE OR PRINT NAME)	(SIGNATURE OF PARTY OR ATTORNEY FOR PARTY)

NOTICE

•

Plaintiff must file this cover sheet with the first paper filed in the action or proceeding (except small claims cases or cases filed under the Probate Code, Family Code, or Welfare and Institutions Code). (Cal. Rules of Court, rule 3.220.) Failure to file may result in sanctions.

•	File this cover sheet in addition to any cover sheet required by local court rule.

•	If this case is complex under rule 3.400 et seq. of the California Rules of Court, you must serve a copy of this cover sheet on all other parties to the action or proceeding.

•	Unless this is a complex case, this cover sheet will be used for statistical purposes only.

Form Adopted for Mandatory Use Judicial Council of California CM-010 [Rev. January 1, 2007]	CIVIL CASE COVER SHEET	Cal. Rules of Court, rules 3.220,3.400-3.403; Standards of Judicial Administration, $19 www.courtinfo.ca.gov www.accesslaw.com

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SAN DIEGO

CASE NUMBER: 37-2007-00067877-CU-BT-CTL	CASE TITLE: Wan vs. Accredited Home Lenders Holding Co.

NOTICE TO LITIGANTS/ADR INFORMATION PACKAGE

You are required to serve a copy of this Notice to Litigants/ADR Information Package and a copy of the blank Stipulation to Alternative Dispute Resolution Process (received from the Civil Business Office at the time of filing) with a copy of the Summons and Complaint on all defendants in accordance with San Diego Superior Court Rule 2.1.5, Division II and CRC Rule 201.9.

ADR POLICY

It is the policy of the San Diego Superior Court to strongly support the use of Alternative Dispute Resolution (“ADR”) in all general civil cases. The court has long recognized the value of early case management intervention and the use of alternative dispute resolution options for amenable and eligible cases. The use of ADR will be discussed at all Case Management Conferences. It is the court’s expectation that litigants will utilize some form of ADR—i.e. the court’s mediation or arbitration programs or other available private ADR options as a mechanism for case settlement before trial.

ADR OPTIONS

1) CIVIL MEDIATION PROGRAM: The San Diego Superior Court Civil Mediation Program is designed to assist parties with the early resolution of their dispute. All general civil independent calendar cases, including construction defect, complex and eminent domain cases are eligible to participant in the program. Limited civil collection cases are not eligible at this time. San Diego Superior Court Local Rule 2.31, Division II addresses this program specifically. Mediation is a non- binding process in which a trained mediator 1) facilitates communication between disputants, and 2) assists parties in reaching a mutually acceptable resolution of all or part of their dispute. In this process, the mediator carefully explores not only the relevant evidence and law, but also the parties’ underlying interests, needs and priorities. The mediator is not the decision-maker and will not resolve the dispute—the parties do. Mediation is a flexible, informal and confidential process that is less stressful than a formalized trial. It can also save time and money, allow for greater client participation and allow for more flexibility in creating a resolution.

Assignment to Mediation, Cost and Timelines: Parties may stipulate to mediation at any time-up to the CMC or may stipulate to mediation at the CMC. Mediator fees and expenses are split equally by the parties, unless otherwise agreed. Mediators on the court’s approved panel have agreed to the court’s payment schedule for county-referred mediation: $150.00 per hour for each of the first two hours and their individual rate per hour thereafter. Parties may.select any mediator, however, the court maintains a panel of court-approved mediators who have satisfied panel requirements and who must adhere to ethical standards. All court-approved mediator fees and other policies are listed in the Mediator Directory at each court location to assist parties with selection. Discovery: Parties do not need to conduct full discovery in the case before mediation is considered, utilized or referred. Attendance at Mediation: Trial counsel, parties and all persons with full authority to settle the case must personally attend the mediation, unless excused by the court for good cause.

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2) JUDICIAL ARBITRATION: Judicial Arbitration is a binding or non-binding process where an arbitrator applies the law to the facts of the case and issues an award. The goal of judicial arbitration is to provide parties with an adjudication that is earlier, faster, less formal and less expensive than trial. The arbitrator’s award may either become the judgment in the case if all parties accept or if no trial de novo is requested within the required time. Either party may reject the award and request a trial de novo before the assigned judge if the arbitration was non-binding. If a trial de novo is requested, the trial will usually be scheduled within a year of the filing date.

Assignment to Arbitration, Cost and Timelines: Parties may stipulate to binding or non-binding judicial arbitration or the judge may order the matter to arbitration at the case management conference, held approximately 150 days after filing, if a case is valued at under $50,000 and is “at issue”. The court maintains a panel of approved judicial arbitrators who have practiced law for a minimum of five years and who have a certain amount of trial and/or arbitration experience. In addition, if parties select an arbitrator from the court’s panel, the court will pay the arbitrator’s fees. Superior Court

3) SETTLEMENT CONFERENCES: The goal of a settlement conference is to assist the parties in their efforts to negotiate a settlement of all or part of the dispute. Parties may, at any time, request a settlement conference before the judge assigned to their case; request another assigned judge or a pro tem to act as settlement officer; or may privately utilize the services of a retired judge. The court may also order a case to a mandatory settlement conference prior to trial before the court’s assigned Settlement Conference judge.

4) OTHER VOLUNTARY ADR: Parties may voluntarily stipulate to private ADR options outside the court system including private binding arbitration, private early neutral evaluation or private judging at any time by completing the “Stipulation to Alternative Dispute Resolution Process” which is included in this ADR package. Parties may also utilize mediation services offered by programs that are partially funded by the county’s Dispute Resolution Programs Act. These services are available at no cost or on a sliding scale based on need. For a list of approved DRPA providers, please contact the County’s DRPA program office at (619) 238-2400.

ADDITIONAL ADR INFORMATION: For more information about the Civil Mediation Program, please contact the Civil Mediation Department at (619) 515-8908. For more information about the Judicial Arbitration Program, please contact the Arbitration Office at (619) 531-3818. For more information about Settlement Conferences, please contact the Independent Calendar department to which your case is assigned. Please note that staff can only discuss ADR options and cannot give legal advice.

4

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SAN DIEGO		FOR COURT USE ONLY

STREET ADDRESS:	330 West Broadway

MAILING ADDRESS:	330 West Broadway

CITY. STATE, ZIP CODE:	San Diego, CA 92101-3827

BRANCH NAME:	Central

PLAINTIFF(S):	Jean Wan

DEFENDANT(S):	Accredited Home Lenders Holding Co. et.al.

SHORT TITLE:	WAN VS. ACCREDITED HOME LENDERS HOLDING CO.

STIPULATION TO ALTERNATIVE DISPUTE RESOLUTION PROCESS (CRC 3. 221)		CASE NUMBER: 37-2007-00067877-CU-BT-CTL

Judge: Ronald S. Prager	Department: C-71

The parties and their attorneys stipulate that the matter is at issue and the claims in this action shall be submitted to the following alternative dispute resolution process. Selection of any of these options will not delay any case management time-lines.

☐ Court-Referred Mediation Program	☐ Court-Ordered Nonbinding Arbitration

☐ Private Neutral Evaluation	☐ Court-Ordered Binding Arbitration (Stipulated)

☐ Private Mini-Trial	☐ Private Reference to General Referee

☐ Private Summary Jury Trial	☐ Private Reference to Judge

☐ Private Settlement Conference with Private Neutral	☐ Private Binding Arbitration

☐ Other (specify):

It is also stipulated that the following shall serve as arbitrator, mediator or other neutral: (Name)

Alternate: (mediation & arbitration only)

Date:	Date:

Name of Plaintiff	Name of Defendant

Signature	Signature

Name of Plaintiff’s Attorney	Name of Defendant’s Attorney

Signature	Signature

(Attach another sheet if additional names are necessary). It is the duty of the parties to notify the court of any settlement pursuant to California Rules of Court. 3.1385- Upon notification of the settlement the court will place this matter on a 45-day dismissal calendar.

No new parties may be added without leave of court and all un-served, non-appearing or actions by names parties are dismissed.

IT IS SO ORDERED.

Dated: 06/05/2007
JUDGE OF THE SUPERIOR COURT

STIPULATION TO USE OF ALTERNATIVE DISPUTE RESOLUTION

5

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SAN DIEGO		[ILLEGIBLE]

STREET ADDRESS:	330 West Broadway

MAILING ADDRESS:	330 West Broadway

CITY AND ZIP CODE:	San Diego, CA 92101

BRANCH NAME:	Central

PLAINTIFF(S)/PETITIONER(S):	Jean Wan

DEFENDANT(S)/RESPONDENT(S):	Accredited Home Lenders Holding Co. et.al.

WAN VS. ACCREDITED HOME LENDERS HOLDING CO.

NOTICE OF CASE ASSIGNMENT		CASE NUMBER: 37-2007-00067877-CU-BT-CTL

Judge: Ronald S. Prager	Department C-71

COMPLAINT/PETITION FILED: 06/05/2007

CASES ASSIGNED TO THE PROBATE DIVISION ARE NOT REQUIRED TO COMPLY WITH THE CIVIL REQUIREMENTS LISTED BELOW

IT IS THE DUTY OF EACH PLAINTIFF (AND CROSS-COMPLAINANT) TO SERVE A COPY OF THIS NOTICE WITH THE COMPLAINT (AND CROSS-COMPLAINT).

ALL COUNSEL WILL BE EXPECTED TO BE FAMILIAR WITH SUPERIOR COURT RULES WHICH HAVE BEEN PUBLISHED AS DIVISION II, AND WILL BE STRICTLY ENFORCED.

TIME	STANDARDS: The following timeframes apply to general civil cases and must be adhered to unless you have requested and been granted an extension of time. General civil consists of all cases except: Small claims appeals, petitions, and unlawful detainers.

COMPLAINTS:	Complaints must be served on all named defendants, and a CERTIFICATE OF SERVICE (SDSC CIV-345) filed within 60 days of filing. This is a mandatory document and may not be substituted by the filing other document.

DEFENDANT’S	APPEARANCE: Defendant must generally appear within 30 days of service of the complaint (Plantiff may stipulate to no more than a 15 day extension which must be in writing and filed with the Court)

DEFAULT:	If the defendant has not generally appeared and no extension has been granted, the plaintiff must request default within 45 days of the filing of the Certificate of Service.

THE COURT ENCOURAGES YOU TO CONSIDER UTILIZING VARIOUS ALTERNATIVES TO LITIGATION, INCLUDING MEDIATION AND ARBITRATION, PRIOR TO THE CASE MANAGEMENT CONFERENCE. MEDIATION SERVICES ARE AVAILABLE UNDER THE DISPUTE RESOLUTION PROGRAMS ACT AND OTHER PROVIDERS. SEE ADR INFORMATION PACKET AND STIPULATION.

YOU MAY ALSO BE ORDERED TO PARTICIPATE IN ARBITRATION PURSUANT TO CCP 1141.10 AT THE CASE MANAGEMENT CONFERENCE. THE FEE FOR THESE SERVICES WILL BE PAID BY THE COURT IF ALL PARTIES HAVE APPEARED IN THE CASE AND THE COURT ORDERS THE CASE TO ARBITRATION PURSUANT TO CCP 1141.10. THE CASE MANAGEMENT CONFERENCE WILL BE CANCELLED IF YOU FILE FORM SDSC CIV-359 PRIOR TO THAT HEARING

NOTICE OF CASE ASSIGNMENT

6

ROBBINS UMEDA & FINK LLP	[ILLEGIBLE]
BRIAN J. ROBBINS (190264)
KEVIN A. SEELY (199982)
ASHLEY R. PALMER (246602)
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619)525-3991

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

JEAN WAN, On Behalf of Herself and All	)	Case No. 37-2007-00067877-CU-BT-CTL
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
vs.	)
ACCREDITED HOME LENDERS	)
HOLDING CO.,	)
JAMES A. KONRATH,	)
JOSEPH J. LYDON,	)
JAMES H. BERGLUND,	)
GARY M. ERICKSON,	)
BOWERS W. ESPY,	)
JODY A. GUNDERSON,	)
RICHARD T. PRATT and	)
DOES 1-25, inclusive,	)
Defendants.	)
)

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action on behalf of the holders of Accredited Home Lenders Holding Co. (“Accredited” or the “Company”) common stock against Accredited and its directors arising out of their attempts to provide certain Accredited insiders and directors with preferential treatment in connection with their efforts to solicit shareholder approval of their proposed sale of Accredited to Lone Star Fund V LP (the “Proposed Acquisition”). This action seeks equitable relief only.

2. Accredited is a mortgage company operating throughout the United States and in Canada. Accredited originates, finances, securitizes, services, and sells non-prime mortgage loans secured by residential real estate. Founded in 1990, the Company is headquartered in San Diego, California.

3. On June 4, 2007, defendants revealed Accredited had agreed to be acquired by private equity firm Lone Star Fund V LP (“Lone Star”) for approximately $400 million, including debt. Under the terms of the Proposed Acquisition, Lone Star will pay $15.10 per share.

4. In pursuing the unlawful plan to sell Accredited, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing through the implementation of a flawed agreement and plan of merger.

5. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class (as defined herein), seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not improper, unfair and unlawful.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

7. This Court has jurisdiction over this action because defendants conduct business in and/or have sufficient minimum contacts with California. Accredited is a citizen of California as it is incorporated under the laws of the State of Delaware and has its principal place of business at 15253 Avenue of Science, San Diego, California, and certain of the individual defendants, including defendants James A. Konrath (“Konrath”), Joseph J. Lydon (“Lydon”), James H. Berglund (“Berglund”), Gary M. Erickson (“Erickson”) and Jody A. Gunderson (“Gunderson”), are citizens of California.

8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

9. Plaintiff Jean Wan is, and at all times relevant hereto was, a shareholder of Accredited.

10. Defendant Accredited, a Delaware corporation based in San Diego, California, is a mortgage banking company operating throughout the United States and in Canada. The Company originates, finances, securitizes, services and sells non-prime mortgage loans secured by residential real estate.

11. Defendant Konrath co-founded Accredited in 1990. Konrath has served as Chairman of the Board, a director and Chief Executive Officer (“CEO”) of Accredited since its formation. Additionally, Konrath served as

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

the Company’s President from 1990 to 1998. Konrath is Accredited’s largest individual shareholder, beneficially owning approximately 8.6% of the Company’s common stock. Defendants Konrath and Lydon formerly served as officers of Security Pacific Housing Services, Inc.

12. Defendant Lydon has served as President and Chief Operating Officer (“COO”) of Accredited since May 1998, and as a director of the Company since July 2004. Lydon is Accredited’s second largest individual shareholder, owning approximately 3.7% of the Company’s common stock.

13. Defendant Berglund is a director of the Company.

14. Defendant Erickson is a director of the Company.

15. Defendant Bowers W. Espy (“Espy”) is a director of the Company. Espy and defendant Richard T. Pratt (“Pratt”) formerly served as executives with Merrill Lynch and served on the Federal Home Loan Bank Board.

16. Defendant Gunderson is a director of the Company.

17. Defendant Pratt a director of the Company.

18. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

19. The defendants named above in ¶¶11-17 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

20. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Accredited, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Accredited, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Accredited common stock in the Proposed Acquisition.

23. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

24. Accredited, based in San Diego, California, is a mortgage company operating throughout the United States and in Canada. Accredited originates, finances, securitizes, services and sells non-prime mortgage loans secured by residential real estate. Since late 2006, the so-called “subprime” lending market has been experiencing financial difficulties as a result of the recent downturn in the U.S. housing market.

25. In October 2006, the Company announced the completion of its merger with Aames Investment Corporation. The Company’s shareholders responded favorably by sending the Company’s stock as high as $36.88 per share in the following weeks.

26. On February 14, 2007, the Company issued a press release entitled “Accredited Reports 2006 Results.” The press release stated in part:

Accredited Home Lenders Holding Co., a mortgage company specializing in non-prime residential mortgage loans, today announced results for the fourth quarter and year ended December 31, 2006.

Net income for the year ended December 31, 2006 was $57.7 million, or $2.48 per share on a fully-diluted basis, down from $155.4 million and $7.07 per share for the comparable period in 2005. Net loss for the quarter ended December 31, 2006 was ($37.8) million, or ($1.49) per share on a fully-diluted basis, down from net income of $43.3 million for the comparable period in 2005. Reserve balances at December 31 increased $42 million from the end of Q3 2006, reflecting increasing delinquency trends and repurchase activity.

Commenting on the fourth quarter and full-year results for 2006, Accredited’s Chairman and CEO James Konrath said, “For the full year, Accredited achieved positive net income when a number of non-prime mortgage companies either posted losses or exited the business. Results for the fourth quarter were dissatisfying; however, during the quarter we absorbed the bulk of the impact of the Aames merger and continued responding to the current difficult credit environment. We spent much of the quarter completing the integration of Aames’ retail business and continued to implement changes to our underwriting guidelines, both of which negatively affected key profitability drivers such as volume, costs and premiums. We expect the time spent on these priorities will benefit the company in this challenging environment with a stronger retail franchise and improved portfolio performance.”

27. Then, on March 12, 2007, before the market opened, the Company issued a press release which stated in part:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”) announced today that it is currently exploring various strategic options, including raising additional capital to enhance liquidity and

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

provide the Company with the flexibility to retain or sell originated loans based on an assessment of the best overall return. Accredited’s available cash resources have been affected primarily by margin calls under its warehouse and repurchase facilities since January 1, 2007, all of which have been met to date, as well as ongoing loan repurchases. The Company reported that it has paid approximately $190 million in margin calls on its facilities since January 1, 2007. Approximately two-thirds of those margin calls have been received and paid since February 15, 2007.

In addition, Accredited is seeking waivers and extensions of waivers of certain financial and operating covenants under its warehouse and repurchase facilities, including waivers relating to required levels of net income. The Company has been operating under various waivers under these facilities since December 31, 2006. There can be no assurance that the Company will be successful in receiving any of the required waivers.

Accredited also reported that it is pursuing certain cost restructuring initiatives, including further workforce reductions.

The Company continues to evaluate impairment of the goodwill established in its acquisition of Aames Investment Corporation (“Aames”) in the fourth quarter of 2006. In light of this evaluation, along with work that must be completed for the Company’s year-end audit, it is unlikely that the Company will file its Annual Report on Form 10-K by March 16,2007 as previously contemplated in its Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission on March 1,2007.

28. The next day, Accredited’s stock collapsed $7.43 per share to close at $3.97 per share, a one-day decline of 65%.

29. On March 16, 2007, the Company issued a press release entitled “Accredited to Sell Loans in Inventory,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”) announced today that the Company has reached an agreement to sell substantially all of its loans held for sale that are currently funded out of its warehouse and repurchase credit facilities, asset-backed commercial paper facility, and its equity. The $2.7 billion of loans held for sale will be sold at a substantial discount in order to alleviate recent pressures from margin calls.

Terms of the sale include a holdback reserve of approximately $40 million to satisfy all future claims against the loans, including early payment defaults. Claims in excess of the holdback reserve will have no recourse against the Company. The sale is expected to be completed over the next couple of days.

The sale of its loans held for sale will provide additional liquidity to Accredited, thereby facilitating the Company’s efforts to continue its previously announced intention to explore various strategic options, including potentially raising additional capital. The Company estimates that this discounted loan sale will result in a pre-tax charge of approximately $150 million. Accredited will retain approximately $ 120 million of loans held for sale in its warehouse facilities, comprised mostly of loans originated since March 7,2007.

The Company also will not file its Annual Report on Form 10-K by March 16, 2007 as previously announced on March 2, 2007. Accredited has determined that changes are required to the amount of goodwill established in its acquisition of Aames Investment Corporation (“Aames”) in the fourth quarter of 2006. The previous goodwill estimate was based on the market price of the Company’s common stock as of the closing date of the transaction, which was October 1, 2006. The Company has determined that the goodwill should have been established based on the market price of the Company’s common stock on the announcement date of the transaction of May 25, 2006, resulting in total goodwill of approximately $130 million. Further, Accredited has determined that the entire amount of goodwill established has been impaired and will be charged-off in the quarter ended December 31,2006. This goodwill charge-off will not affect Accredited’s operations, tangible book equity, cash, or liquidity. In addition, the company is still evaluating whether the deferred tax assets acquired in the Aames acquisition are realizable.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

While the sale of the loans held for sale has substantially reduced the Company’s debt outstanding in its warehouse and repurchases facilities, Accredited is continuing to seek waivers and extensions of waivers of certain financial and operating covenants, including waivers relating to required levels of net income and requirements to file the Form 10-K by March 16, 2007. There can be no assurance that the Company will be successful in receiving any of the required waivers.

30. The Company’s shareholders again responded favorably to this news, with Accredited’s stock price ending the trading week at the same levels as before the March 12th announcement.

31. On March 20, 2007, the Company issued a press release entitled “Accredited Announces $200 Million Term Loan Commitment,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”) announced today that it has received a commitment for a $200 million term loan from one or more entities managed by Farallon Capital Management®, L.L.C. (“Farallon”). Farallon manages equity capital for institutions and high net worth individuals and is headquartered in San Francisco, California. Farallon is a registered investment advisor with the United States Securities and Exchange Commission.

The proceeds of the loan can be used for general working capital, the funding of mortgage loans and other corporate needs. The loan has a five-year term, an interest rate of 13% per year, and may be repaid by Accredited at any time over the life of the loan, subject to certain conditions and prepayment fees. The loan is a secured obligation of Accredited and its subsidiaries.

In connection with the term loan, Accredited will issue Farallon approximately 3.3 million warrants in a private placement, with an exercise price equal to $10 per share. The warrants expire ten years from their issuance date. Farallon will also receive certain preemptive rights to purchase additional equity securities of the Company and certain registration rights with respect to its equity securities in the Company.

The proposed transaction is subject to completion of definitive documentation, receipt of required third party and governmental consents and licenses, and certain other conditions.

The term loan when funded and the sale of $2.7 billion of mortgage loans announced on March 15, 2007, comprise part of the Company’s strategic steps to enhance liquidity. The Company will continue to consider other strategic options and has retained a financial advisor to assist in these evaluations.

32. The Company’s stock price rallied approximately 20% on this positive news.

33. On April 2, 2007, Accredited issued a press release that contained updates as to the Company’s financing. The press release, however, also indicates that Grant Thornton LLP, (“Grant Thornton”), the Company’s independent auditors, had resigned. Grant Thornton’s resignation would delay the release of Accredited’s fiscal 2006 financial results. The press release, which was titled, “Accredited Closes Farallon Financing; Updates Corporate Developments,” stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”), a mortgage company specializing in non-prime residential mortgage loans, today announced it has closed the previously proposed financing transaction with Farallon Capital Management®, L.L.C. and related entities (“Farallon”). Accredited also provided an update on the Company’s liquidity, the Company’s business, developments with respect to the Company’s independent auditors, and other matters.

Closing of Farallon Financing

The Company has closed a $230 million term loan facility provided by Farallon. The loans under the facility have a five-year term and may be repaid by Accredited at any time over the life of the loan, subject to certain conditions and prepayment fees. The loans are secured by a pledge of certain subsidiaries, including all domestic subsidiaries, and a security interest over certain assets. In connection with the

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

financing, Farallon received warrants to acquire approximately 3.23 million shares of the Company’s stock at an exercise price of $10 per share. The warrants will expire in ten years from the issuance date. As contemplated, Farallon also was granted certain preemptive rights, registration rights and board observer rights. Proceeds of the term loan can be used for general working capital, the funding of mortgage loans, and other corporate needs.

Farallon manages equity capital for institutions and high net worth individuals and is headquartered in San Francisco, California. Farallon is a registered investment advisor with the United States Securities and Exchange Commission (“SEC”).

Other Liquidity Developments

In addition, Accredited announced the following developments regarding its available financing capacity:

•

Accredited has obtained a new $500 million warehouse facility from a large commercial bank and renewed one of its existing warehouse facilities with an investment banking firm for $600 million. The Company is also in discussions with another investment banking firm regarding the possible renewal of an existing $650 million warehouse facility.

•

As a result of the previously announced sale of $2.7 billion of loans and the closing of the Farallon term loan, Accredited repaid the majority of its warehouse facilities. The Company terminated four warehouse lines after repayment of these facilities in full. In addition, Accredited has received further waivers of certain covenants on three of its warehouse facilities, which have a combined total of approximately $100 million in outstanding advances at March 31, 2007. Accredited has agreed with these lenders that Accredited will not draw down additional borrowings under the facilities at the current time. The Company plans to sell much of the collateral in these warehouse lines in the ordinary course of business, as described below in the “Loan Dispositions” section. After the loan sales are completed and these three facilities are repaid in full, these facilities may be terminated or renewed. Certain of these lenders have indicated a willingness to renew their facilities with the Company.

•

In addition, Accredited has sold all the mortgage loans collateralizing its asset-backed commercial paper program and has collateralized the remaining $80 million in commercial paper notes outstanding with cash. The Company has agreed with the swap counterparties supporting the asset-backed commercial paper program to discontinue current use of the commercial paper conduit. Accredited will consider reactivating or terminating the program depending upon future market conditions and the availability of various credit providers. If the program is terminated, the Company intends to repay the commercial paper outstanding with the cash held as collateral in the conduit.

As a result of the developments outlined above, the Company has approximately $350 million of available cash on hand at March 31, 2007, not including the cash collateralizing the asset-backed commercial paper program.

Originations

The Company reported that it originated approximately $1.8 billion of mortgage loans in the U.S. and Canada during the quarter ended March 31, 2007.

Loan Dispositions

As previously announced, the Company closed a $760 million asset-backed, on-balance sheet securitization on January 30, 2007. The Company intends to evaluate additional securitizations as an alternative to whole loan sales in the future.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Accredited sold approximately $800 million and, as previously disclosed, $2.7 billion of mortgage loans for cash in the first quarter of 2007. The approximately $800 million sold at a weighted average net price of 100.63%. The $2.7 billion sale in March included substantially all performing and non-performing loans in inventory on March 6, 2007 and will result in a pre-tax charge of approximately $160 million.

In March, the Company signed a $400 million forward sale agreement, priced at 100.625%, for loans to be delivered in the second quarter.

Company Outlook

Commenting on all of the recent developments at Accredited, Chairman and Chief Executive Officer James A. Konrath remarked, “We are pleased with the closing of the term loan with Farallon. The loan is a key component of our plan to improve the Company’s liquidity in order to maneuver in a non-prime mortgage market that has become even more turbulent than the market we described in our conference call on February 14,2007. The Farallon loan, along with the restructuring of our warehouse financing capacity and recent loan dispositions, provides Accredited with greater flexibility in originating loans, securitizing ongoing loan production, and pursuing various strategic options.”

Relationship with Auditors

On March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the registered independent public accounting firm for Accredited, orally advised the audit committee of the Company of its intent to resign as the Company’s independent auditors. Grant Thornton also advised the Company at that time that it did not intend to complete its audit of the Company’s financial statements for the year ended December 31, 2006. The audit committee was in discussions with Grant Thornton to reconsider their decision, but on March 30, 2007, Grant Thornton provided the Company’s audit committee with a letter dated March 27, 2007 regarding its resignation as the Company’s independent auditors. The Company’s audit committee did not request or approve the resignation of Grant Thornton. The Company’s audit committee voluntarily reported Grant Thornton’s resignation to the SEC. In addition, the Company’s audit committee is reviewing the circumstances relating to Giant Thornton’s resignation. The Company’s audit committee has begun the process of selecting a new registered public accounting firm with the objective of engaging a new accounting firm as quickly as possible. No assurance can be given as to when a new auditing firm might be engaged.

Grant Thornton’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31,2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the period from June 14,2005 (the date that Grant Thornton was engaged as auditor) through December 31, 2005, and during the period from January 1, 2006 to the present, there have been no disagreements between the Company and Grant Thornton on any matter of accounting principles or practices or financial statement disclosure. In connection with its resignation, Grant Thornton did advise the Company that it believed it would have had to significantly expand the scope of its audit of the Company’s financial statements for the year ended December 31,2006.

Accredited is reviewing the potential impact of Grant Thornton’s resignation on a variety of issues, including the obligation of the Company to provide Regulation AB certifications with respect to its securitizations, requirements under certain state and provincial regulatory licenses to provide annual audited financial statements, and the effect of the additional delay in. completing its 2006 audit on its NASDAQ listing status, among others. Accredited has contacted most state regulatory authorities regarding the delay in filing its Annual Report on Form 10-K. The Company has been orally told by the regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit. The Company intends to continue its origination operations during this period.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Pursuing Strategic Options

Accredited is continuing to work with its financial and legal advisors to explore various strategic options. Strategic options could include, but are not limited to, raising additional capital, a merger, or other strategic transaction. There can be no assurance that the Company’s pursuit of strategic options will result in any transactions being consummated.

34. On April 10, 2007, the Company announced it had hired Squar, Milner, Peterson, Miranda & Williamson, LLP as its new independent auditors.

35. On June 4,2007, the Company issued a press release entitled “Accredited Enters Into Definitive Agreement With Lone Star Funds,” which stated:

Accredited Home Lenders Holding Co. (“Accredited” or “Company”), a nationwide mortgage company specializing in non-prime residential mortgage loans, and Lone Star Fund V (U.S.) L.P., through its affiliate Lone Star U.S. Acquisitions, LLC (“Lone Star”), today announced that they have entered into a definitive merger agreement pursuant to which Lone Star has agreed to acquire all of the common stock of the Company in an all-cash transaction.

Under the terms of the agreement, Lone Star will acquire each outstanding share of Accredited common stock at a price of $15.10 per share, for a total consideration of approximately $400 million on a fully diluted basis. The acquisition is structured as an all-cash tender offer for all outstanding shares of Accredited common stock to be followed by a merger in which each remaining untendered share of Accredited will be converted into the same $15.10 cash per share price paid in the tender offer. The outstanding 9.75% Series A Perpetual Cumulative Preferred Shares, par value $1.00 per share (the “Series A Preferred”), of Accredited Mortgage Loan REIT Trust (NYSE: AHH.PrA) will continue to remain outstanding.

James A. Konrath, chairman and chief executive officer of Accredited, said, “After a careful analysis, we believe this agreement is the best alternative available to protect shareholder value and provide the capital we need to support the Company’s business over the long-term. In Lone Star, we have found a partner who has a record of helping companies like ours successfully address financial and operational challenges. We look forward to working with Lone Star to create a stronger future for Accredited, our employees, and our customers.”

Len Allen, president of Lone Star Funds’ U.S. operations, said, “We share the Accredited team’s vision for the Company and their diversified approach to the non-prime market. With our additional experience and capital, we are confident that Accredited can successfully manage through the current industry dynamics and leverage the platform.”

The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding Accredited shares on a fully-diluted basis and other regulatory approvals. The tender offer is expected to commence within ten business days, and the transaction is expected to close in the third quarter of this year, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 9.7% to Accredited’s closing share price of $13.76 on June 1, 2007, the last business day prior to Accredited’s announcement of this transaction, and a premium of approximately 13.3% versus Accredited’s 20-day volume weighted average share price ending on June 1, 2007.

Accredited’s Board of Directors, on the unanimous recommendation of a Special Committee composed entirely of independent directors, has unanimously approved the transaction. The acquisition will be effected pursuant to a merger agreement.

Accredited is represented in the transaction by its financial advisors, Bear, Stearns & Co. Inc., Friedman, Billings, Ramsey Group Inc. and Houlihan Lokey Howard & Zukin, and its legal counsel, Dewey

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Ballantine LLP and Morris, Nichols, Arsht & Tunnell LLP. Bear, Stearns & Co. Inc. and Houlihan Lokey Howard & Zukin each rendered an opinion to Accredited’s Special Committee regarding the fairness, from a financial point of view, of the consideration to be received by Accredited’s stockholders pursuant to the tender offer and the merger. Accredited retained Bear, Stearns & Co. Inc. as financial advisor in connection with a formal process to explore “strategic alternatives” and in arranging a $230 million term loan from Farallon Capital, LLC in April 2007. Lone Star is represented in the transaction by its financial advisor Piper Jaffray & Co., and its legal counsel, Sullivan & Cromwell LLP.

36. Defendants’ timing is impeccable—they are seeking to sell the Company at a time when its share price is devalued due to the financial difficulties facing the “subprime” lending market. Indeed, little more than a year ago, Accredited’s value was over $50.00 per share before declining to less than $4.00 per share in the wake of the “subprime” lending market crash. Since March 2007, however, Accredited’s stock price has rallied to over $14.00 per share. The Company’s rally would have continued had defendants not capped the Company’s stock price at $15.10 per share.

37. Accredited has not yet released its fiscal 2006 financial results despite the hiring of a new independent auditor to replace Grant Thornton.

38. Accordingly, the consideration reflected in the Acquisition agreement does not represent the maximized value to which Accredited’s shareholders are entitled.

SELF-DEALING

39. By reason of their positions with Accredited, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Accredited, and especially the true value and expected increased future value of Accredited and its assets, which they have not disclosed to Accredited’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Accredited’s public shareholders.

40. The proposed sale is wrongful, unfair and harmful to Accredited’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of the defendants and Lone Star on unfair terms.

41. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Withdraw their consent to the sale of Accredited and allow the shares to trade freely and without impediments until the Company’s audit for the fiscal year ended December 31, 2006 has been completed and disclosed to the Company’s shareholders.

•

Act independently so that the interests of Accredited’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and require that any acquisition proposal be approved by a majority of the minority shareholders.

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Accredited’s public shareholders.

•	Fully and fairly disclose all material information to the Company’s shareholders.

42. The Individual Defendants have also approved the Proposed Acquisition so that it transfers 100% of Accredited’s revenues and profits to Lone Star, thus all of Accredited’s operations will now accrue to the benefit of Lone Star.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action on her own behalf and as a class action on behalf of all holders of Accredited stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

44. This action is properly maintainable as a class action.

45. The Class is so numerous that joinder of all members is impracticable. According to Accredited’s Securities and Exchange Commission filings, there are more than 25 million shares of Accredited common stock outstanding.

46. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Accredited;

(d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would surffer irreparable injury were the transactions complained of herein consummated.

47. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

48. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

49. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

50. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

51. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

52. Plaintiff repeats and realleges each allegation set forth herein.

53. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Accredited and have acted to put their personal interests ahead of the interests of Accredited’s shareholders.

54. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

55. The Individual Defendants have violated their fiduciary duties by entering Accredited into a merger contract without regard to the effect of the proposed transaction on Accredited’s shareholders. Defendant Accredited directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Accredited’s stock.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Accredited because, among other reasons:

(a) they failed to make proper, timely disclosures to the Company’s shareholders;

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition; and

(c) they are using the sale of the Company to aggrandize their own wealth upon completion of the sale.

57. Because the Individual Defendants dominate and control the business and corporate affairs of Accredited, and are in possession of private corporate information concerning Accredited’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Accredited which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits.

58. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

59. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

60. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair- share of Accredited’s valuable assets and operations, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

61. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

62. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

the Proposed Acquisition terms, and will not supply to Accredited’s shareholders sufficient information to enable them to cast informed votes and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in her favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the highest possible terms for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Accredited’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Accredited;

E. Rescinding, to the extent already implemented, the Proposed Acquisition agreement and proposals, voting agreements and termination fees associated therewith;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: June 5, 2007	ROBBINS UMEDA & FINK LLP
BRIAN J. ROBBINS
KEVIN A. SEELY
ASHLEY R. PALMER

BRIAN J. ROBBINS

610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY